

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2014

<u>Via E-mail</u>
Steven van der Velden
President and Chief Executive Officer
Elephant Talk Communications Corp.
Cross Rock Place Executive Suites No. 102
3600 NW 138th St.
Oklahoma City, OK 73134

    Re: **Elephant Talk Communications Corp.**
           Form 10-K for Fiscal Year Ended December 31, 2013, as amended
           Filed March 31, 2014
           Form 10-Q for Fiscal Quarter Ended June 30, 2014
           Filed August 11, 2014
           Current Report on Form 8-K
           Filed August 12, 2014
           File No. 001-35360

Dear Mr. van der Velden:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2013</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26</u>

1.   We note from your disclosures in note 30, that one customer accounted for 48% of your reported revenue for the year ended December 31, 2013. In this regard, please identify, quantify and analyze any known trends, demands, commitments, events and uncertainties related to this or any other customer, whether affiliated or unaffiliated, that is reasonably

likely to have a material effect on the company in accordance with Item 303 of Regulation S-K.

Comparison of Years Ended December 31, 2013 and 2012, page 31

2.   We refer to your description of the types of costs included in "Cost of Service." It does not appear that "Cost of Service" includes depreciation, amortization and staff related costs, including stock-based compensation, that are directly attributable to the generation of revenue. In this regard, please tell us why you believe that the line item "Cost of Service" complies with Rule 5-03(b) of Regulation S-X.

Note 28. Contingencies, page 72

3.   It is not clear that the information provided in note 26 is current. Please tell us how you have complied with the disclosure provisions of ASC 450-20-50 as of December 31, 2013.

Note 32. Selected Quarterly Financial Data (Unaudited), page 75

4.   Please delete the "Adjusted EBITDA" line item and related disclosures from this note. It is not appropriate to include Non-GAAP measures in the financial statements and the notes unless it is within the segment footnote.

Definitive Proxy Statement filed on August 11, 2014

Our Compensation Objectives, page 18

5.   In future filings, please disclose your peer companies.

Incentive Bonus for Named Executive Officers, page 19

6.   We note from your disclosure on page 19 you use performance targets for non-equity incentive compensation. In future filings, please disclose the performance targets, your actual performance with respect to these targets, and how your performance translated into the amounts paid.

Grant of Plan-Based Awards Table, page 23

7.   We note you have not provided the appropriate disclosure in the columns for non-equity incentive awards. In future filings please complete these columns for your non-equity incentive plans.

Form 10-Q for Fiscal Quarter Ended June 30, 2014

Note 25. Contingencies, page 30

8.   It is not clear that the information provided in note 25 is the most current. Please tell us
        how you have complied with the disclosure provisions of ASC 450-20-50 as of June 30,
        2014.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 32

9.   We refer to your disclosure about a contract extension with Vodafone Enabler España.
        The terms and status of this contract are unclear. Please revise to clarify the current
        status of the contract, the meaning of "continuous prepayments of $10 million" for the
        duration of the contract and why financial institutions would be involved in providing
        you with a pre-payment on services you intend to render to VEE.

Non-GAAP measures: Adjusted EBITDA and Margin, page 35

10.   We refer to your non-GAAP measures "adjusted EBITDA" and "margin." To avoid
        placing undue prominence on such non-GAAP measures, please present them after your
        discussion of GAAP operating results.

11.   To comply with Item 10 of Regulation S-K, please revise your presentation of the non-
        GAAP measure "margin" to "margin excluding depreciation and amortization."
        Additionally, reconcile it to the most comparable GAAP measure, "gross margin" that
        includes the allocation of applicable depreciation and amortization in cost of service.

Cost of Service, page 36

12.   We note that cost of service for the six months ended June 30, 2014 decreased 64% as
        compared to the same six month period ending June 30, 2013. Please revise to clearly
        explain the underlying reasons for the decrease period over period and provide your
        investors with disclosure that facilitates an appreciation of the known trends and
        uncertainties that have impacted historical results or are reasonably likely to shape future
        periods. Please refer to Item 303 of Regulation S-K for further guidance.

Current Report on Form 8-K filed August 12, 2014

13.   We believe that your earnings release gives undue prominence to the presentation and
        discussion of non-GAAP measures throughout the earnings release. Accordingly, we
        believe that you should revise future earnings releases to comply with the reporting

requirements of Item 10(e) of Regulation S-K. In this regard, please refer to Instruction 2 to Item 2.02 of Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Adams, Senior Staff Accountant, at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Senior Counsel, at (202) 551-3310, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director